Exhibit 99.2

Ellomay Capital Announces Results of Debenture Offering in Israel

Tel-Aviv, Israel, January 13, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), announced today that further to its announcement on December 31, 2013 of the publication of a final prospectus (the “Prospectus”) for the offering (the “Offering”) of Series A Nonconvertible Debentures, with a fixed annual interest rate of 4.6% (the “Debentures”) and its announcement on January 9, 2014 of the results of the classified bidding, the public tender (the “Tender”) for the Debentures was held on January 12, 2014.

At the Tender, the Company accepted orders for 120,000 units of the Debentures (each in the principal amount of NIS 1,000, the “Unit”) for an aggregate principal amount of Debentures of NIS 120 million (approximately $33.4 million) at a price per Unit of NIS 973. The Company expects to receive gross offering proceeds of approximately NIS 116.8 million (approximately $34.3 million), or approximately NIS 114.8 million (approximately $32.8 million), net of offering expenses.

The public offering described in this press release was made in Israel, to residents of Israel only, and not to U.S. persons. The Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933, as amended. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any Debentures.

About Ellomay Capital

Ellomay is an Israeli public company whose shares are listed on the NYSE MKT stock exchange and on the Tel Aviv Stock Exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim, and controlled by Mr. Nehama and Kanir Joint Investments (2005) Limited Partnership, which is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael.

Ellomay’s main assets include twelve photovoltaic plants in Italy with an aggregate nominal capacity of approximately 22.6 MWp (six in the Puglia Region, four in the Marche Region and two in the Veneto Region), 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.3 MWp, and 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is in the final stages of construction and is expected to have an aggregate capacity of approximately 800MW (representing approximately 8% of Israel’s current electricity consumption).

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “will,” “plan,” “could,” “may”  and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including receipt of regulatory approvals and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com